Filed by BlackRock MuniHoldings California Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield California Quality Fund, Inc.

File No: 333-260147

Date: March 4, 2022

Contact:

1-800-882-0052

BlackRock Announces Results of Shareholder Vote at Adjourned Joint Special Shareholder

Meeting Relating to the Reorganizations of Three Municipal Closed-End Funds

New York, March 4, 2022 – BlackRock Advisors, LLC announced today that, at a joint special meeting of shareholders (the “Meeting”) of BlackRock MuniYield California Quality Fund, Inc. (NYSE: MCA) and BlackRock MuniHoldings California Quality Fund, Inc. (NYSE: MUC), the requisite vote of shareholders of MUC have approved the reorganization of each of MCA and BlackRock MuniYield California Fund, Inc. (NYSE: MYC and collectively with MCA and MUC, the “Funds,” and each, a “Fund”) with and into MUC, with MUC continuing as the surviving Fund, and the transactions contemplated thereby (together, the “Reorganizations”) and the requisite vote of shareholders of MCA has approved the applicable Reorganization. Shareholders of MYC previously approved the applicable Reorganization at a joint special meeting of shareholders.

It is currently expected that the Reorganizations will be completed in the beginning of the second quarter of 2022, subject to the satisfaction of customary closing conditions. Each Reorganization, if completed, would occur based on the relative net asset values of the common shares of the applicable Fund. Prior to the Reorganization of MCA and MYC with and into MUC, all of the Variable Rate Demand Preferred Shares of MCA and MYC will be refinanced into Variable Rate Muni Term Preferred Shares (“VMTP Shares”). Holders of the VMTP Shares of MCA and MYC would receive on a one-for-one basis, newly issued VMTP Shares of MUC in an amount equal to the aggregate VMTP Share liquidation preference (including any accumulated and unpaid dividends) held by holders of MCA and MYC VMTP Shares, as applicable, immediately prior to the Reorganizations.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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